21001378

SEC
Mail Processing
Section
FEB 04 2021
Washington DC
416

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48809

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Tidal Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5501 Mid Cities Parkway, Suite 100
(No. and Street)

Schertz	TX	78154
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LEE NOVIKOFF 210-659-1446
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haynie & Company
(Name – *if individual, state last, first, middle name*)

1785 West 2320 South	Salt Lake City	Utah	84119
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lee Novikoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Tidal Group, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

KIM L. QUIRIE
NOTARY PUBLIC - STATE OF TEXAS
ID# 8219965
COMM. EXP. 08-01-2022

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The Tidal Group, Inc.

Report of Independent Registered Public Accounting Firm
and Financial Statements and Supplemental Information
December 31, 2020
Filed Pursuant to Rule 17a-5(e)(3) as a Public Document

SEC
Mail Processing
Section
FEB 04 2021
Washington DC
416

The Tidal Group, Inc.
Table of Contents

Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of The Tidal Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of The Tidal Group, Inc. as of December 31, 2020, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and supplemental information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of The Tidal Group, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of The Tidal Group, Inc.'s management. Our responsibility is to express an opinion on The Tidal Group, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to The Tidal Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of The Tidal Group, Inc.'s financial statements. The supplemental information is the responsibility of The Tidal Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5.

In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
January 29, 2021

We have served as The Tidal Group, Inc.'s auditor since 2018.

The Tidal Group, Inc.
Statement of Financial Condition
December 31, 2020

Assets

Cash and cash equivalents	$ 551,698
Prepaid expenses	47,131
Federal income tax receivable	5,144
Accounts receivable-employee	750
Deferred tax asset	35,802
Property and Equipment, at Cost, Less Accumulated Depreciation of $7,796	-
Other	150
Total assets	$ 640,675

Liabilities and Stockholder's Equity

Accounts payable and accrued expenses	$ 38
State franchise tax payable	1,363
Payroll Protection Program loan	334,700
Total liabilities	336,101
Stockholder's Equity	
Common stock, no par value; 1,000,000 shares authorized, 156,000 shares issued and outstanding	31,200
Retained earnings	273,374
Total stockholder's equity	304,574
Total liabilities and stockholder's equity	$ 640,675

The Tidal Group, Inc.
Statement of Operations
Year Ended December 31, 2020

Revenues	
Fee income	$ 3,320,074
Total revenues	3,320,074
Expenses	
Salaries, commissions and benefits	3,299,636
Professional fees	119,071
Licenses and fees	61,695
Insurance	1,140
Miscellaneous	2,941
Total expenses	3,484,483
Net (Loss) Before Income Tax Benefit	(164,409)
Income Tax Benefit	
Current - state	1,363
Deferred - federal	(34,688)
	(33,325)
Net (Loss)	$ (131,084)

The Tidal Group, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2020

	Common Stock Shares	Common Stock Amount	Retained Earnings	Total
Balance at December 31, 2019	156,000	$ 31,200	$ 404,458	$ 435,658
Net (Loss)	-	-	(131,084)	(131,084)
Balance at December 31, 2020	156,000	$ 31,200	$ 273,374	$ 304,574

The Tidal Group, Inc.
Statement of Cash Flows
Year Ended December 31, 2020

Cash Flows From Operating Activities	
Net loss	$ (131,084)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Change in deferred income taxes	(34,688)
(Increase) decrease in assets:	
Prepaid expenses	(7,523)
Accounts receivable - employee	1,750
Federal income tax	(916)
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	(4,227)
Net cash (used in) operating activities	(176,688)
Cash Flows From Investing Activities	
Net cash provided by investing activities	-
Cash Flows From Financing Activities	
Proceeds from Payroll Protection Program loan	334,700
Net cash provided by financing activities	334,700
Increase in Cash and Cash Equivalents	158,012
Cash and Cash Equivalents, Beginning of Year	393,686
Cash and Cash Equivalents, End of Year	$ 551,698

Supplemental disclosures of cash flow information:

Cash paid during the year for:	
Federal Income Taxes	$ 916
State Income Taxes	$ 5,303

Note 1: Significant Accounting Policies

General

The Tidal Group, Inc. (Company), was formed for the purpose of selling direct participation oil and gas programs for drilling companies in Texas. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). During 2020, the Company only sold programs for Tidal Petroleum, Inc., a company owned in part by the 100 percent stockholder of the Company.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606, *Revenue from Contracts with Customers.* Revenue is recognized according to a five-step model: (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when the entity satisfies a performance obligation.

The Company recognizes its share of the proceeds from the participation program units sold at the time that sufficient units have been sold to allow the escrow agent to release the funds held in escrow. The contingency needed to release escrow funds is defined in the offering memorandum for each program. Subsequent sales are recognized when an investor is accepted into the program and the funds are available. Additional cash calls for completion and other costs are recognized when the funds are received by the sponsor, Tidal Petroleum, Inc.

The recognition and measurement of revenue is based on the assessment of specific programs and significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time.

Customer Security Transactions

The Company does not retain customer funds or securities and is exempt from the provisions of the Customer Protection Rule (Rule 15c3-3).

Commission Expense

Commissions due the individual brokers under their agreements are recorded when an investor is accepted into the program and the investor funds have cleared the bank.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers cash and cash equivalents to include cash on hand, demand deposits and certificates of deposit or other highly liquid investments with original maturities of three months or less.

Property and Equipment

Property and equipment consist entirely of software costs and are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over expected useful lives of three to five years. Normal repair and maintenance items are expensed as incurred.

Fair Value of Financial Instruments

FASB ASC 825-10, *Disclosures about Fair Value of Financial Instruments*, requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition. FASB ASC 825-10 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.

The fair value of financial instruments classified as cash and cash equivalents, prepaid expenses, accounts payable and accrued expenses approximate carrying value, principally because of the short maturity of those items.

Income Taxes

The Company utilizes the asset and liability method to account for income taxes. The objective of this method is to establish deferred tax assets and liabilities for the temporary differences between net income for financial reporting basis and tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible, when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles and prevailing industry practices requires management to make estimates and assumptions that affect certain reported amounts and disclosures in the financial statements. Accordingly, actual results could differ from those estimates.

Note 2: Prepaid Expenses

Prepaid Expenses at December 31, 2020 consist of $39,247 of 2021 FINRA membership fees and $7,884 of other administrative expenses paid.

Note 3: Income Taxes

Income taxes are provided at statutory rates for the tax effects of transactions reported in the financial statements and consist of taxes currently due and for deferred taxes which relate to timing differences for operating losses that are available to offset future taxable income.

The guidance on uncertainty in income taxes addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses derecognition, classification, interest and penalties on income taxes, and accounting in interim periods.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of December 31, 2020. The Company is no longer subject to income tax examinations by tax authorities for years before 2017 for U.S. Federal income taxes and 2016 for State income taxes.

Income tax benefit consists of the following:

Federal	$ --
State	1,363
Deferred tax benefit	(34,688)
Total income tax benefit	$ (33,325)

The actual tax benefit differs from the "expected" tax benefit computed by applying the U.S. corporate rate of 21 percent as follows:

Computed "expected" federal tax benefit	$ (34,526)
State franchise tax expense	1,363
Impact of state income tax deductibility	(286)
Impact of non-deductible expenses	124
Total income tax benefit	$ (33,325)

Using the applicable combined federal tax rate of 21%, the deferred tax assets are as follows:

Deferred tax assets:	Amount	Rate	Tax
Net operating loss carryforward	$ 169,123	21%	$ 35,516
State franchise taxes	1,363	21%	286
Net deferred tax assets			$ 35,802

The Company recognizes the accrual of any interest and penalties related to unrecognized tax benefits in income tax expense. The Company recognized no amounts of interest and paid no penalties for the year ended December 31, 2020.

Note 4: Paycheck Protection Program Loan

On May 11, 2020, the Company received loan proceeds in the amount of $334,700 under the Paycheck Protection Program ("PPP"). The PPP was established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act") and provided for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The

loans and accrued interest are forgivable after 24 weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness may be reduced if the borrower terminates employees or reduces salaries during the 24-week period. The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%. The Company used the proceeds for purposes consistent with the PPP and anticipates that it will be forgiven.

Note 5: Employee Benefit Plan

The Company established a 401(k) retirement plan in 2018. Eligible employees of the Company may participate in the plan and make voluntary contributions pursuant to a salary reduction agreement. Employees who have completed one year of service with a minimum of 1,000 hours of service worked are eligible. The Company makes an annual safe harbor contribution of 3% of eligible wages and has the option to make additional profit sharing contributions up to the maximum allowed by IRS regulations. During 2020, total contributions to the plan were $117,839.

Note 6: Related Party Transactions

As discussed in Note 1, the Company derives all of its income from the sale of direct participation of oil and gas programs for Tidal Petroleum, Inc. Pursuant to this agreement, the Company receives commissions equal to 15 percent of the total cost of the program units sold by brokers of the Company. Additionally, Tidal Petroleum, Inc. pays the majority of all operating expenses including rent, office supplies and utilities, which amounted to approximately $552,600 for the year ended December 31, 2020. During 2020, Tidal Petroleum, Inc. reimbursed administrative costs totaling $18,299. This reimbursement is included as a reduction to salaries, commissions, benefits, and other administrative costs.

Note 7: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the alternative method, permitted by paragraph 15c3-1(a)(2) of the rule, which requires that the Company maintain minimum net capital, as defined, of not less than $5,000. The net capital rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than $5,000. At December 31, 2020, the Company had net capital, as defined, of $550,297 which was $545,297 in excess of its required net capital, which is the greater of $5,000 or 6-2/3 percent of its aggregate indebtedness.

Note 8: Risk Management

The Company's transactions involve varying kinds of risk. The Company monitors its exposure to risk on a regular basis.

Credit Risk

The Company's exposure to credit risk is associated with nonperformance by customers to

purchase participation program units. Should customers fail to perform, the Company may not achieve its program defined contingency limits.

Market Risk

Oil and gas prices may influence customers' desire to invest in participation program units. The Company's revenue is directly susceptible to market risk from those oil and gas price fluctuations.

Operating Risk

Operating risk focuses on the Company's ability to accumulate, process, and communicate information necessary to conduct its daily operations. Deficiencies in technology, financial systems and controls, and losses attributed to operational problems all pose potential operating risks. In order to mitigate these risks, the Company has established and maintains an internal control environment which incorporates various control mechanisms throughout the organization. In addition, the Company periodically monitors its technological needs and makes changes as deemed appropriate.

Concentration of Credit Risk

The Company maintains its cash balances at high credit quality financial institutions. At various times throughout the year ended December 31, 2020, the Company had cash on deposit with financial institutions in excess of federal depository insurance limits. The Company has not experienced and does not anticipate any credit losses on these deposits.

Note 9: Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

From time to time, the Company has been party to claims from investors who are unhappy with the returns on their investments. These claims are resolved in the normal course of business and are not expected to have a negative impact on the Company's operations.

Note 10: Subordinated Liabilities

The Company had no subordinated liabilities during the year ended December 31, 2020. Therefore, a statement of changes in liabilities subordinated to claims of general creditors has not been presented.

Note 11: COVID-19

On January 30, 2020, the World Health Organization ("WHO") announced a global health emergency because of a new strain of coronavirus ("COVID-19"). In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.

The full impact of the COVID-19 outbreak continues to evolve. Management has taken steps to implement social distancing and remote computing capabilities to protect its workforce and customers from COVID-19. Although the impact that the pandemic will ultimately have on the Company's financial condition and future results of operations is not yet know, management does not believe the Company will be materially negatively impacted.

Note 12: Subsequent Events

Management has evaluated subsequent events through January 29, 2021, the date which the financial statements were available to be issued, and has determined there are no additional subsequent events to be reported.

Supplementary Schedules

The Tidal Group, Inc.
Computation of Net Capital and Aggregate Indebtedness
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2020

Total Stockholder's Equity From Statement of Financial Condition	$ 304,574
Deduct Stockholder's Equity Not Allowable for Net Capital	-
Total Shareholder's Equity Qualified for Net Capital Add	304,574
Liabilities subordinated to the claims of general creditors allowable in computation of net capital	-
Other allowable credits, deferred taxes	334,700
Total capital and allowable subordinated liabilities	639,274
Deductions and/or Charges	
Total non-allowable assets from statement of financial condition	88,977
Net Capital	$ 550,297
Computation of Basic Net Capital Requirement:	
Minimum net capital required (6-2/3 percent of aggregate indebtedness)	$ 93
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above amounts)	$ 5,000
Excess net capital	$ 545,297
Excess net capital (net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement)	$ 544,297
Total aggregate indebtedness	$ 1,401
Ratio of aggregate indebtedness to net capital	.003 to 1

There are no material differences in the amounts presented above and the amounts included in the Company's unaudited FOCUS Report as of December 31, 2020.

The Tidal Group, Inc.

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission December 31, 2020

None; the Company is a non-covered Firm, thereby exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of Footnote 74 of the Securities and Exchange Commission Release #34-70073.